                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



FOR THE MONTH OF           SEPTEMBER, 1999
                ----------------------------------------


                  ROYAL CARIBBEAN CRUISES LTD.
                  ---------------------------------------------------

                  1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
                  ---------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)






         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.]

                  FORM 20-F        X                 FORM 40-F
                                 -----                             -----

         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.]

                  YES                                NO              X
                                 -----                             -----

         [IF "YES" IS MARKED INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g-3-2(b): 82 _____].


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News From
Royal Caribbean Cruises Ltd.
--------------------------------------------------------------------------------
Corporate Communications Office
1050 Caribbean Way, Miami, Florida 33132-2096
305/539-6573




                  Contact: Lynn Martenstein or Gloria Jacaruso
                                 (305) 539-6575



                                            FOR IMMEDIATE RELEASE
                                            ---------------------




                     ROYAL CARIBBEAN INCREASES ITS DIVIDEND
                     --------------------------------------

MIAMI - September 2, 1999 - The Board of Directors of Royal Caribbean Cruises Ltd. (NYSE:RCL; OSE:RCL) has declared a quarterly dividend of eleven cents per share for common stock shareholders of record at the close of business on September 13, 1999, payable on September 29, 1999. This dividend level represents an increase of 22 percent from the previous rate of nine cents per share.

         This is the 24th consecutive quarter Royal Caribbean's Board of Directors has voted to declare a dividend to common stock shareholders.

         Royal Caribbean Cruises Ltd. is a global cruise company operating two cruise brands, Royal Caribbean International and Celebrity Cruises. The brands' combined fleet consists of 16 vessels in service and nine on order. The ships currently visit Alaska, the Bahamas, Bermuda, the Caribbean, Europe, the Far East, Hawaii, Mexico, Panama Canal, Russia and Scandinavia. For additional information about Royal Caribbean, visit the company's Internet sites at www.royalcaribbean.com, www.celebrity-cruises.com or www.rclinvestor.com.

                                      # # #






================================================================================
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News From
Royal Caribbean Cruises Ltd.
--------------------------------------------------------------------------------
Corporate Communications Office
1050 Caribbean Way, Miami, Florida 33132-2096
305/539-6573







                                    CONTACT: LYNN MARTENSTEIN OR GLORIA JACARUSO
                                                                  (305) 539-6575


                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------

                         ROYAL CARIBBEAN PLANS TO OFFER
                        10,000,000 SHARES OF COMMON STOCK

MIAMI - September 2, 1999 - Royal Caribbean Cruises Ltd. (NYSE, OSE:
RCL) announced today that it intends to commence marketing a proposed public offering of 10,000,000 shares of its Common Stock to be sold by the Company. The Company will grant a standard over-allotment option to the underwriters. The Company intends to use the net proceeds of the offering for general corporate purposes, including capital expenditures.

         The offering will be made to investors in the United States by managing underwriters, including Goldman, Sachs & Co. and Merrill Lynch & Co. The offering will be made to investors in Europe by managing underwriters, including Goldman Sachs International, Christiana Markets, Merrill Lynch International and Pareto Fonds ASA. The shares of Common Stock are being offered pursuant to the Company's effective shelf registration statement, which was filed with the Securities and Exchange Commission last year.

         Copies of a preliminary prospectus supplement, when available, can be obtained from Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004, telephone no. 212-902-1000.

         Royal Caribbean Cruises Ltd. is a global cruise company operating two cruise brands, Royal Caribbean International and Celebrity Cruises.

                                      # # #


(ROYAL CARIBBEAN LOGO)
================================================================================

                                          News from Royal Caribbean Cruises Ltd.








                          CONTACT:  LYNN MARTENSTEIN OR BOB KEARNEY
                                           (305) 539-6574

                                        FOR IMMEDIATE RELEASE
                                        ---------------------

             ROYAL CARIBBEAN PRICES PUBLIC OFFERING OF COMMON STOCK
             ------------------------------------------------------

         MIAMI - September 23, 1999 - Royal Caribbean Cruises Ltd., (NYSE, OSE:
RCL) announced today that it has priced the public offering of 10,800,000 shares of its common stock at a price of $46 11/16 per share. Of the 10,800,000 shares offered, 10,000,000 shares are being sold by the company and 800,000 shares are being sold by a selling shareholder. The company has granted to the underwriters of the offering an option to purchase up to an additional 1,620,000 shares of common stock to cover over-allotments. As previously announced, the company intends to use the net proceeds of the offering for general corporate purposes, including capital expenditures.

         The offering will be made to investors in the United States by managing underwriters Goldman, Sachs & Co., Merrill Lynch & Co., Banc of America Securities LLC, William Blair & Company, A.G. Edwards & Sons, Inc., Lazard Freres & Co. LLC and Raymond James & Associates, Inc. The offering will be made to investors in Europe by managing underwriters Goldman Sachs International, Christiania Markets, Merrill Lynch International and Pareto Fonds ASA. The shares of common stock are being offered pursuant to the company's effective shelf registration statement which was filed with the Securities and Exchange Commission last year.

         Copies of a prospectus supplement, when available, can be obtained from Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004, telephone number
(212) 902-1000.

         Royal Caribbean Cruises Ltd. is a global cruise company operating two cruise brands, Royal Caribbean International and Celebrity Cruises.



                                     # # #

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ROYAL CARIBBEAN CRUISES LTD.
                                            ----------------------------
                                                    (Registrant)




Date:    October 1, 1999                    By: /s/ RICHARD J. GLASIER
                                                --------------------------------
                                            Richard J. Glasier
                                            Executive Vice President
                                                 and Chief Financial Officer